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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

                                   VERIO INC.
                           (Name of Subject Company)

                                   VERIO INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.00l per share
     Series A 6.75% Convertible Preferred Stock, par value $.001 per share
                         (Title of Class of Securities)

                            923433106 (Common Stock)
                          923433502 (Preferred Stock)
                          923433304 (Preferred Stock)
                     (CUSIP Number of Class of Securities)

                               Justin L. Jaschke
                            Chief Executive Officer
                      8005 South Chester Street, Suite 200
                           Englewood, Colorado 80112
                                 (303) 645-1900
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

            Gavin B. Grover, Esq.                       Carla Hamre Donelson, Esq.
           Morrison & Foerster LLP                            General Counsel
              425 Market Street                                 Verio Inc.
       San Francisco, California 94105             8005 South Chester Street, Suite 200
               (415) 268-7000                            Englewood, Colorado 80112
                                                              (303) 645-1900

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  This Amendment No. 2 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with Securities and Exchange Commission (the "SEC") on May 18, 2000 by Verio Inc., a Delaware corporation ("Verio" or the "Company"), as amended by Amendment No. 1 thereto filed with the SEC on May 24, 2000, relating to the tender offer by Chaser Acquisition, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications") and a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan, disclosed in a Tender Offer Statement on Schedule TO, dated May 17, 2000, as amended by Amendment No. 1 and Amendment No. 2 thereto (as amended, the "Schedule TO"), to purchase all of the issued and outstanding shares of the Company's common stock, $.001 par value per share ("Common Stock"), (other than shares of Common Stock already owned by NTT Communications and its subsidiaries) at a purchase price of $60.00 per share, net to the seller in cash, without interest thereon, and all of the issued and outstanding shares of the Company's Series A 6.75% Convertible Preferred Stock, par value $.001 per share ("Preferred Stock"), at a purchase price of $62.136 per share, plus, if the purchase of the shares of Preferred Stock pursuant to the Offer (as defined below) occurs after July 31, 2000, all accumulated and unpaid dividends on such shares of Preferred Stock from August 1, 2000 to and including the expiration date of the Offer, net to the seller in cash, without interest thereon, and certain outstanding warrants to purchase 1,306,228 shares of Common Stock, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase"), and in the related Letters of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Schedule 14D-9 is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 6. Interest in Securities of the Subject Company.

  Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

  (11) On May 15, 2000, James C. Allen sold 20,000 shares of Common Stock at $57.56 per share. The transaction was effected in Chicago, Illinois.

  (12) On May 15, 2000, the James C. Allen Revocable Trust gifted 10,870 shares of Common Stock to a donee. The transaction was effected in Nashville, Tennessee.

  (13) On May 16, 2000, James C. Allen exercised 20,000 vested stock options on a cashless exercise basis under Verio's 1998 Non-Employee Director Stock Incentive Plan at an exercise price per share of $10.75. As a result, 8,541 shares of Common Stock were used as consideration for the cashless exercise and to pay certain applicable taxes. The remaining 11,459 shares of Common Stock were sold on the same date by Mr. Allen at prices ranging from $57.25 per share to $57.3125 per share. The transactions were effected in New York City.

  (14) Chris J. DeMarche sold, pursuant to Rule 144 under the Securities Act, 36,000 shares of Common Stock on May 31, 2000 at $57.093056 per share. The transaction was effected in Denver, Colorado.

  (15) On May 31, 2000, Trygve E. Myhren sold 9,800 shares of Common Stock at $57.188 per share and 200 shares of Common Stock at $57.125 per share. On June 2, 2000, Mr. Myhren also sold 1,400 shares of Common Stock at $55.563 per share, 2,000 shares of Common Stock at $55.625 per share, and 6,600 shares of Common Stock at $55.75 per share. The transactions were effected in Englewood, Colorado.

  (16) In order to take advantage of an unrelated investment opportunity, Arthur L. Cahoon sold on June 6, 2000, pursuant to certain agreements entered into as of June 1, 2000, Verio Warrants exercisable for 500,000 shares of Common Stock to Bank of America, N.A. at a price of $57.00 per Verio Warrant, less the exercise price of $3.53 per Verio Warrant and applicable fees. After giving effect to the transaction, Mr. Cahoon continues to hold Verio Warrants exercisable for 413,894 shares of Common Stock. The sale of Verio Warrants by Mr. Cahoon was effected in New York City.

  (17) On June 6, 2000, Justin L. Jaschke gifted 30,000 shares of Common Stock to a donee. The transaction was effected in Denver, Colorado.

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  (18) On May 16, 2000, the James C. Allen Revocable Trust requested and authorized the gifting of 41,562 shares of Common Stock to a donee. While the transaction has not been completed, it is anticipated to be effected shortly in Nashville, Tennessee.

Item 8. Additional Information.

  The subsection "Beneficial Ownership of Shares" under the section "Other Information Concerning Current Directors" found in Schedule I of the Schedule 14D-9, referenced in Item 8, subsection "Information Statement" of the
Schedule 14D-9, is hereby amended and supplemented by the following:

  As of May 11, 2000, James C. Allen beneficially owned 118,432 shares of Common Stock, which amount included 46,000 options to purchase shares of Common Stock vesting within 60 days of May 11, 2000. These shares of Common Stock beneficially owned by Mr. Allen included 52,432 shares of Common Stock that he transferred to the James C. Allen Revocable Trust. In accordance with the rules of the Exchange Act, Mr. Allen may be deemed to be the beneficial owner of such shares of Common Stock.

  As of May 12, 2000, Justin L. Jaschke beneficially owned 1,815,121 shares of Common Stock (representing a 2.2% beneficial interest), which included 1,358,710 options to purchase shares of Common Stock vesting within 60 days of May 11, 2000.

Item 9. Material to Be Filed as Exhibits.

  Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

 Exhibit No. Description


 (a)(1)(K)   Amendments to the Offer to Purchase, dated May 31, 2000*


 (a)(5)(J)   Letter to Verio Associates from Carla Hamre Donelson, dated June
             13, 2000


 (a)(5)(K) Letter to Verio Non-Employee Directors from Carla Hamre Donelson, dated June 13, 2000


 (a)(5)(L)   Letter to Thomas A. Marinkovich from Carla Hamre Donelson, dated
             June 13, 2000


 (a)(5)(M)   Notice regarding Treatment of Unvested Options in Tender Offer
             Under the Verio Inc. 1996 Stock Option Plan, 1997 California Stock
             Option Plan and 1998 Stock Incentive Plan (Applicable to Option
             Agreements with "single trigger" acceleration of vesting provision)

 (a)(5)(N)   Notice regarding Treatment of Unvested Options in Tender Offer
             Under the Verio Inc. 1996 Stock Option Plan, 1997 California Stock
             Option Plan and 1998 Stock Incentive Plan (Applicable to Option
             Agreements with "double trigger" acceleration of vesting provision)

 (a)(5)(O)   Notice regarding Treatment of Unvested Options in Tender Offer
             Under the Verio Inc. 1996 Stock Option Plan, 1997 California Stock
             Option Plan and 1998 Stock Incentive Plan (Applicable to Option
             Agreements with "single trigger" acceleration of vesting provision, subject to deferral agreement)

 (a)(5)(P)   Notice regarding Treatment of Unvested Options in Tender Offer
             Under the Verio Inc. 1996 Stock Option Plan, 1997 California Stock
             Option Plan and 1998 Stock Incentive Plan (Applicable to Option
             Agreements with no current acceleration of vesting provision)

 (a)(5)(Q)   Press Release of NTT Communications Corporation, dated May 29,
             2000**

* Incorporated by reference to Amendment No. 2 to the Tender Offer Statement on Schedule TO, dated May 31, 2000, filed by Chaser Acquisition, Inc., NTT Communications Corporation and Nippon Telegraph and Telephone Corporation.
** Incorporated by reference to Amendment No. 3 to the Tender Offer Statement on Schedule TO, dated June 13, 2000, filed by Chaser Acquisition, Inc., NTT Communications Corporation and Nippon Telegraph and Telephone Corporation.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2000.                              /s/ Justin L. Jaschke
                                          By: _________________________________
                                                     Justin L. Jaschke
                                                Chief Executive Officer and
                                                          Director

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